



EXPLORATION INC.

S... ...t
...ver, B.C. V6C 3N6
...67-1858 • toll free: 800-901-0058
...ration.com • e-mail: info@imaexploration.com

TSX Venture Exchange: IMR
OTC Bulletin Board: IMXPF
Frankfurt & Berlin Exchanges: IMT (WKN 884971)

NEWS RELEASE – June 16, 2003

IMA Expands Bonanza Grade Silver Mineralization At Navidad by Over 50%

IMA Exploration Inc. (IMR-TSX.V) is pleased to announce a progress report on assays received from the bonanza grade feeder structures and structurally controlled breccias at Navidad Hill (one zone within the 5.8 kilometre overall Navidad system). The strike length of bonanza grade structures has been extended by over 50% to a current total of 636 metres (from 402 metres previously announced), with a length weighted average of 162 ounces per ton (oz/t) silver (5,546 g/t), 3.8% copper and 9.8% lead. Individual samples of bonanza grade silver-copper-lead mineralization have returned remarkable values of up to 1,475 oz/t (50,520 g/t) silver.

The 70 kilometre IP/Resistivity survey is nearing completion and preliminary results show an excellent correlation between mapped mineralization and chargeability; in addition, significant anomalies have been delineated under cover. Additional detailed sampling of replacement style mineralization (Previously reported exposed over several kilometers with an average grade of 4.61 oz/t [158 g/t] silver and 8.9% lead) is complete and results will be released when they are received in full. Results from ongoing gravity, magnetic, and IP/Resistivity geophysical work will be released as they are received and evaluated by IMA Geologists.

The Navidad discovery is without precedent in Patagonia and represents an exciting new style of mineralization for the region. A close geologic analogue for Navidad is the Eskay Creek Mine in British Columbia. Navidad is very well located and is less than 1 km from a provincial gravel highway, 45 km from the nearest town, 45 km from major high-voltage power lines, 190 km from a railway line, and 340 km from a deep-sea port.

Please refer to the Detailed Technical Summary in the appendix of this news release or IMA's web site (www.imaexploration.com) for more detailed results.

IMA Exploration Inc. has a strong treasury to fund its exploration objectives. The Company focuses on quality exploration work designed to define economic gold and silver deposits in Argentina and Peru. IMA has put together an enviable property portfolio including over 37 well-located, high-potential projects and is continuing to add to this package through grass-roots exploration and staking.

ON BEHALF OF THE BOARD

"Joseph Grosso"

Mr. Joseph Grosso, President & CEO

For further information please contact Joseph Grosso, President & CEO, or Sean Hurd, Investor Relations Manager, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email info@imaexploration.com, or visit the Company's web site at http://www.imaexploration.com.


PROCESSED
JUL 17 2003
THOMSON
FINANCIAL

APPENDIX - Detailed Technical Summary

Mineralization at Navidad Hill consists of bonanza-grade feeder structures hosted by felsic flow dome rocks (often with peripheral calcite-barite veins), structures within carapace breccia that mantles the flow dome, and mineralized carapace breccias. These mineralization styles have now been mapped over an area 475 metres long by 60 to 140 metres wide. Within this area, 636 cumulative metres of structurally-controlled, bonanza-grade mineralization has been mapped, as has 537 metres of calcite-barite veins. In addition, interpretation of mapping suggests carapace breccia-hosted mineralization is the predominant rock type in three areas of 50 by 150 metres, 18 by 20 metres, and 20 by 25 metres, respectively. A total of 259 rock samples have been collected of which 242 are continuous chip samples. The following Table 1 summarizes results of the rock chip sampling.

Table 1: Length-weighted average grades for Navidad Hill mineralization styles

Mineralization Type	Number of samples	Total length of sampling (metres)	Mapped lengths of mineralization (metres)	Length-Weighted Average Grade			
				Silver (oz/ton)	Silver (g/t)	Copper (%)	Lead (%)
Bonanza-Grade Feeder Structures in Dome	83	55.3	466	172.0	5,889	3.46	11.82
Structures within carapace breccia	36	29.8	170	146.2	4909	4.42	6.16
Total Bonanza Grade Structures	**119**	**85.1**	**636**	**162**	**5,546**	**3.79**	**9.84**
Mineralized Carapace Breccia	50	51.7	Not applicable	110.5	3,785	3.72	2.07
Calcite-Barite Veins	30	21.9	537	7.1	245	0.38	0.16
Other structures not obviously mineralized	17	16.5	169	2.3	80	0.63	1.15
Calcite-barite hydrothermal breccia	8	21.9	Not applicable	1.9	66	0.27	0.03
Felsic flow dome	12	13.35	Not applicable	1.0	35	0.33	0.10
Volcanic Tuff	6	5.1	Not applicable	45.8	1567	0.38	1.60
Total	242						

Recent mapping has shown that the carapace breccia forms a thin unit which mantles the felsic flow dome and represents the uppermost portions of the Navidad mineralizing system. Structurally-controlled mineralization within the breccia suggests that the flow dome containing bonanza-grade structures may be locally present beneath this unit. At the southeast end of the Navidad Hill Mineralized Zone, mineralization and flow dome is overlain by a thin layer of post-mineralization volcanic tuff. Soil sample results and a few isolated rock samples suggest that bonanza-grade mineralization and flow dome may extend further to the southeast beneath this tuff.

Widths of the mapped bonanza-grade structures are variable, ranging from less than one metre to 3.3 metres. An average width cannot yet be determined due to soil cover that often obscures the contacts. Table 2 shows individual and composite assays from select examples of wider intersections.

Mapping used to constrain the calculations of average grades presented here was done at 1:500 scale, or greater detail, using surveyed grid pickets spaced at 20 metre intervals, and tape measures to obtain the best possible accuracy. The width of each sampled interval was measured and recorded in the field.

Length weighted average grades were calculated by taking the sum of the length of each sample multiplied by its grade divided by the sum of the lengths. Gaps between samples due to soil cover were conservatively included assuming the length of the gap has zero grade. This was done for each mineralization style within each of eight domains defined on the basis of host lithology and mineralization types present. Average grades of each mineralization style were then calculated for the entire area. A listing of selected samples and sample composites is shown in Table 2 and a complete listing of the summary data for all 242 continuous chip samples taken from the Navidad Hill area is shown in Table 1.

Table 2: Selected sample composites Navidad Hill.

Mineralization type(s)	Samples	Length (metres)	Sampling gaps included at zero grade (metres)	Silver (g/t)	Copper %	Lead %
Feeder Structure in dome	66916-66918	4.00	1.05	1,991	2.89	0.51
Feeder Structure in dome	M1098-M1099*	1.45		11,021	1.13	3.11
Feeder Structure in dome	M1085-M1087*	2.35		8,444	3.09	23.95
Feeder Structure in dome	66912	0.73		21,710	13.05	3.84
Feeder Structure in dome	66914	1.15		10,140	8.36	6.10
Structure in Breccia	66845-66846	2.25		6,037	1.89	10.99
Structure in Breccia	66888-66890	3.11		4,385	4.09	0.86
Structure in Breccia	66838-33829	0.84		3,149	3.19	0.15
Structure in Breccia	66845-66846	2.25		6,037	1.89	10.99
Structure in Breccia	66826	0.72		11,400	2.49	24.41
Structure in Breccia	66832	0.52		14,600	5.97	0.27
Mineralized Breccia	66951-66952	2.40		2,419	3.26	17.09
Mineralized Breccia	66945-66946	3.40		1,490	6.89	0.04
Mineralized Breccia	66978	0.9		50,520	7.11	0.22
Mineralized Breccia	66974	2.37		14,890	2.72	0.21
Feeder Structure in dome + barite-calcite vein	66954-66956	4.90	0.4	2,090	1.39	11.65
Feeder Structure in dome + barite-calcite vein	66912-66913	1.43		11,551	6.80	2.26
Structure in Breccia + Mineralized Breccia	66892-66893**	2.70	0.45	2,763	5.85	4.21
Structure in Breccia + Mineralized Breccia	66892-66893 and 66919-66927 and 66914	16.22	4.85	1,330	2.45	1.61
Structure in Breccia + Mineralized Breccia	66827, M4008	3.07	0.6	2,823	3.53	4.30
Structure in Breccia + Mineralized Breccia	M1092-M1094*	3.30		7,719	4.22	14.73

Note: * indicates previously released results; ** interval included within following composite

dlw 7/15

Table 3: Effect of Cutting on grade averages for Navidad Hill Bonanza Mineralization style.

Basis of Calculation	Number of samples	Cutting factor used (g/t Silver)	Average Grades	
			Silver (Oz/ton)	Silver (g/t)
Simple arithmetic average	83	None	190	6,511
Uncut LWA grade	83	None	172.0	5,889
Cut LWA 90th percentile	83	15,000	164	5,635
Cut LWA twice standard deviation	83	11,000	155	5,311
LWA = Length Weighted Average				

Inspection of the data shows that silver grades are not strongly skewed by a few very high grade samples influencing the average grade and therefore cutting of higher grade samples is probably not warranted at Navidad Hill. Table 3 shows the effects of applying cutting factors of 15,000 g/t silver and 11,000 g/t silver (90th percentile and two standard deviations, respectively) to be minimal.

A comprehensive check assay program has been undertaken since the discovery of Navidad. ALS Chemex is the primary laboratory and receives, prepares and assays all the samples. Randomly selected samples are sent to Alex Stewart (Assayers) Argentina S. A. who acts as the secondary laboratory. At the time of writing 70 check samples (approximately 12% of all samples) have been analyzed by both laboratories. Data for these 70 samples for silver, copper and lead have been systematically analyzed and there is excellent correlation between the two laboratories for all samples with the exception of one low-grade silver sample which is under further review. Dr. Paul Lhotka, P.Geo. is the "Qualified Person" on the Navidad Project and has personally supervised all data collection on the property.



Suite 709 - 837 West Hastings Street
Terminal City Club Tower, Vancouver, B.C. V6C 3N6
Tel: 604-687-1828 • fax: 604-687-1858 • toll free: 800-901-0058
Internet: www.imaexploration.com • e-mail: info@imaexploration.com

TSX Venture Exchange: IMR
OTC Bulletin Board: IMXPF
Frankfurt & Berlin Exchanges: IMT (WKN 884971)

NEWS RELEASE – June 25, 2003

Large Geophysical Anomaly Identified on IMA's Navidad Bonanza-Grade Silver Discovery

IMA Exploration Inc. (IMR-TSX.V) is pleased to announce the results from recently completed Induced Polarization (I.P.) geophysical surveys. The surveys have identified a chargeability anomaly with a surface footprint of 1.6 km x 1.3 km that starts near surface in areas of exposed mineralization and in some cases extends to depths of approximately 300 metres. IMA's geological team believes that this anomaly significantly increases the potential size and importance of the Navidad discovery.

Survey results show an excellent correlation between chargeability and mapped exposures of more intense examples of replacement-style mineralization. Anomalous chargeability was expected from replacement-style mineralization based on laboratory testing of mineralized and unmineralized specimens. The large chargeability anomaly extends over 1 km to the southwest of known mineralization in an area completely obscured by soil cover (see attached map). Chargeability anomalies are generally caused by minerals such as: base-metal sulphides, pyrite, graphite, hematite and magnetite. Pyrite, graphite, hematite, and magnetite have not been observed on surface at Navidad in quantities that could explain the anomaly.

IMA geologists believe that there is a high probability this anomaly represents base-metal sulfide minerals with associated silver-lead±copper similar to that which has been mapped on the property to date. Replacement mineralization mapped at Navidad includes galena-matrix breccia (158 g/t silver and 8.[illegible]% lead; previously reported) and mineralized carapace breccia (111.3 ounces per ton silver [3,785 g/t, 3.7% copper, 2.1% lead; previously reported).

Gradient I.P. totaling 80.3 line kilometres was performed over an area of 2.5 by 6.2 kilometers with 200 metre spaced lines, including the entire Navidad system and adjacent covered areas. Follow-up time domain Pole-Dipole I.P. (using dipole lengths of 20 and 100 metres) was performed over 8.5 line kilometres in the area of the Gradient-defined chargeability anomaly. The more precise Pole-Dipole survey confirms the large Gradient I.P. anomaly and provides three-dimensional information on the size and shape of the chargeable body. The I.P. surveys were performed by Quantec Geoscience Ltd.

Ongoing work at Navidad includes a gravity survey over the area of the 1.6 x 1.3 kilometre chargeability anomaly and a magnetic survey over the entire grid used for the I.P. survey. Detailed sampling of mineralization at Galena and Barite Hills is now complete and will be released shortly. Once all results have been received and interpreted, IMA's technical team will plan a substantial drill program.

At 1:30PM Pacific Time on June 26, 2003, there will be a comprehensive overview of the impressive Navidad silver discovery to outline results to date and future exploration programs. The presentation will be held at the Four Seasons Hotel, Park Ballroom A, 2nd Floor, 791 West Georgia Street, Vancouver, BC.

IMA Exploration Inc. has a strong treasury to fund its exploration objectives. The Company focuses on quality exploration work designed to define economic gold and silver deposits in Argentina and Peru. IMA has put together an enviable property portfolio including over 37 well-located, high-potential projects and is continuing to add to this package through grass-roots exploration and staking.

ON BEHALF OF THE BOARD

"Joseph Grosso"

Mr. Joseph Grosso, President & CEO

For further information please contact Joseph Grosso, President & CEO, or Sean Hurd, Investor Relations Manager, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email info@imaexploration.com, or visit the Company's web site at http://www.imaexploration.com.

2003 Number 21




Covered
N
1.6 Km
Navidad
Hill
Galena
Hill
Covered
Covered
Barite
Hill
500 m
Covered


Chargeability Anomaly
Defined by Gradient I.P.
(7.5 mV/V)
Chargeability Anomaly
Defined by Pole-Dipole I.P.
Bonanza-Grade Structures
Replacement Mineralization
Dome rocks
Mapped area

NAVIDAD PROJECT

Chubut Province, Patagonia, Argentina

INDUCED POLARIZATION GEOPHYSICAL SURVEY

IMA EXPLORATION INC.

